Mail Stop 4561

April 27, 2006

Chris E. Dahl
President and Chief Executive Officer
Alaska Pacific Bancshares, Inc.
2094 Jordan Ave
Juneau, Alaska 99801

> **Re:** **Alaska Pacific Bancshares, Inc.**
> **Form 10-KSB for the Fiscal Year Ended December 31, 2005**
> **File No. 000-26003**

Dear Mr. Dahl:

We have limited our review of your filing to the issues we have addressed in our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

Exhibit 13 - Annual Report to Stockholders

Reports of Independent Registered Public Accounting Firm, page 17

1.   Please amend your Form 10-K to have your Independent Registered Accounting Firm include their signature on the Report of your Independent Registered Public Accounting Firm. Refer to Item 2-02(a) and (f) of Regulation S-X.

Consolidated Statements of Cash Flows, page 21

2.   We note you present the change in loans held for sale in operating activities. We also note that in your 2004 Form 10-KSB you presented proceeds from the sale of mortgage loans as investing activities. Please tell us if the determination to sell these loans is made when the loans are originated or purchased. Tell us why you changed your presentation from the prior year and where you have disclosed the change in presentation. Refer to paragraph .08 of SOP 01-6 and paragraph 9 of SFAS 102.

Note 17 – Subsequent Event – Branch Closures, page 35

3.   We note your disclosure that the costs of closing the Hoonah and Yakutat offices are expensed as incurred. Please tell us how you considered the guidance of SFAS 144 and 146 with respect to closing the offices.

* * * * *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please file your response on EDGAR. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Chris E. Dahl
Alaska Pacific Bankshares
April 27, 2006
Page 3

    In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

    You may contact Matthew Komar (Staff Accountant) at (202) 551-3781 or me at (202) 551-3449 if you have questions regarding comments on the financial statements and related matters.

                                    Sincerely,

                                    Joyce Sweeney
                                    Accounting Branch Chief